Mail Stop 3561

								September 20, 2005

Mark Nordlicht, Chairman of the Board
Platinum Energy Resources, Inc.
152 West 57th Street, 54th Floor
New York, New York 10019

      Re:	Platinum Energy Resources, Inc.
		Registration Statement on Form S-1
		Amendment No. 2 filed August 31, 2005
      File No. 333-125687

Dear Mr. Nordlicht:

      We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter. Please note that the page numbers referred to below refer to the numbering of the EDGAR marked copy.

General

1. Please address the applicability or inapplicability of Regulation
M in the context of the warrant repurchase agreements contained within your registration statement.

2. Please tell us the reason the Rule 434 box was checked on the registration statement cover and advise us of the prospectus delivery intentions of the company concerning the rule. If a term sheet is to be used, please furnish a copy.

Risk Factors, page 6

3. We note the addition of the risk factor entitled "Compliance with the Sarbanes-Oxley Act of 2002 will require substantial financial and management resources..." We further note that you should present as risk factors only those factors that represent a material risk to investors in this offering. Do not include risk factors that could apply to any issuer or to any other offering. This risk factor should be removed.

Use of Proceeds, page 17

4. We note the statement that "[i]n addition, to the extent that the funds not held in the trust are insufficient to cover the expenses of a business combination, including the payment of finder`s fee..." If applicable, in the use of proceeds table, please include finder`s fee under the line item "Working capital to cover miscellaneous expenses..."

5. We note the statement that "[t]o the extent such expenses [reimbursements] exceed the available proceeds not deposited in the trust fund, such out-of-pocket expenses would not be reimbursed by us unless we consummate a business combination." Please clearly indicate that if a business combination is not consummated, all of the funds held in trust would be returned to investors without any deductions.

Proposed Business, page 24

Oil and Gas E&P Industry, page 24

6. We remain confused by the final paragraph of this sub-section.
Please attempt to clarify and cite the source(s).

Conversion Rights, page 28

7. Have existing stockholders waived their conversion rights? If so and if in writing, please file an executed copy of the agreement.
If
not in writing, so indicate.

* * * * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      You may contact Blaise Rhodes at (202) 551-3774 or Hugh West at
(202) 551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Kluck at (202) 551-3233 or Don Rinehart, who supervised the review of your filing, at (202) 551-3235 with any other questions.

      Sincerely,



      John Reynolds
      Assistant Director

cc:	Kenneth R. Koch, Esq.
	Fax: (212) 983-3115
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Mark Nordlicht
Platinum Energy Resources, Inc.
September 20, 2005
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